UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2016

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statements on Form S-8 (file no. 333-101259 and file no. 333-208152), except for the sections entitled “Statement by Urs Rohner, Chairman of the Board of Directors”, “Voting Results” and “Information” of the Media Release, as well as the last paragraph under the section entitled “Distribution payable out of capital contribution reserves” and the last paragraph under the section entitled “Credit Suisse AG” of the Media Release.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Annual General Meeting of Credit Suisse Group AG: All Proposals Put Forward by the Board of Directors Approved
Zurich, April 29, 2016 The shareholders of Credit Suisse Group AG approved all of the proposals of the Board of Directors at today's Annual General Meeting in Zurich. Shareholders approved the distribution for the 2015 financial year of CHF 0.70 per registered share, which they can elect to receive either in the form of new shares (scrip dividend) or in cash or a combination thereof. The increase in authorized capital to service the 2016 scrip dividend as well as the increase in authorized capital for future acquisitions were also approved by shareholders. In addition, the Annual General Meeting approved the compensation of the Board of Directors and the Executive Board and accepted the 2015 Compensation Report. The Chairman and the other members of the Board of Directors proposed for re-election were confirmed in office for a further term of one year. Alexander Gut and Joaquin J. Ribeiro were elected as new members of the Board of Directors.

At today's Annual General Meeting of Credit Suisse Group AG in Zurich, shareholders approved all of the proposals put forward by the Board of Directors.

Distribution payable out of capital contribution reserves
With a majority of 96.76%, shareholders approved a distribution of CHF 0.70 per registered share payable out of capital contribution reserves for the 2015 financial year in the form of a scrip dividend, a cash distribution or a combination thereof. The distribution remains subject to the provisions of foreign law concerning the acquisition of new shares. Should no choice be made, the distribution will be paid out entirely in cash.

Both the delivery of the new shares and the distribution in cash are scheduled for June 6, 2016. The issue price of the new shares will be based on the five-day average of the daily volume-weighted average prices from May 26, 2016, to June 1, 2016, of the registered shares of Credit Suisse Group AG listed on the SIX Swiss Exchange AG, less a discount of between 8% and 10%. The final discount will be communicated separately in due course.

Further information on the scrip dividend can be found in the ‘Shareholder Information – Summary Document’, which is available on the Credit Suisse website at: www.credit-suisse.com/agm

Increase and Extension of Authorized Capital for Scrip Dividend and Future Acquisitions
With a majority of 88.73%, shareholders approved the increase in authorized capital in order to service the 2016 scrip dividend. Following the approval by shareholders, the authorized capital reserved for the stock or scrip dividend will be increased from currently CHF 1,150,944.04 (equivalent to 28,773,601 registered shares) to a maximum of CHF 5,200,000 (equivalent to 130,000,000 registered shares), and Art. 27 of the Articles of Association will be amended accordingly.

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April 29, 2016 Page 2/4

In addition, with a majority of 87.07%, shareholders approved a further increase of authorized capital for future acquisitions from currently CHF 4,000,000 (equivalent to 100,000,000 registered shares) to a maximum of 5,200,000 (equivalent to 130,000,000 registered shares),the extension of the authorization by another year and a corresponding amendment to Art. 27 of the Articles of Association.

Following the approval by shareholders of both of these increases, the total authorized capital will amount to CHF 10,400,000 (equivalent to 260,000,000 shares).

Elections to the Board of Directors
Chairman Urs Rohner and the other members of the Board of Directors who stood for re-election were confirmed in office for a further term of one year.

Alexander Gut and Joaquin J. Ribeiro were elected to the Board of Directors as new members for a term of office of one year.

Alexander Gut is a Swiss Certified Accountant and holds a Ph.D. in Business Administration from the University of Zurich. Between 1991 and 2007, he was at KPMG Zurich and London, and at Ernst & Young Zurich as a bank auditor and transaction advisor for the financial services sector. In 2005 Alexander Gut was promoted to the Executive Committee of KPMG in Switzerland with responsibility for their Audit Financial Services practice. Since 2007 he has been Managing Partner of Gut Corporate Finance AG, an independent corporate finance advisory firm. Alexander Gut is a non-executive member of the Board of Directors and committee chair of Adecco SA and LafargeHolcim Ltd as well as a non-executive member of the Board of Directors of SIHAG, Swiss Industrial Holding Ltd.

Joaquin J. Ribeiro is a Certified Public Accountant in the United States and holds an MBA in Finance from New York University and a Business Executive Certificate from the Columbia Business School. Joaquin J. Ribeiro is Vice Chairman of Deloitte LLP (USA) and Chairman of Deloitte’s Global Financial Services Industry practice (GFSI). He served in these leadership roles until his retirement on April 15, 2016. He has almost four decades of serving financial services clients in the United States and internationally, and has played a prominent role in the management of Deloitte’s key GFSI practices around the world, including leading Deloitte’s GFSI practices in Asia from 1997 to 2003, and in the United States from 2003 to 2007.

Sebastian Thrun, who joined the Board of Directors in 2014, has been appointed as senior advisor to the newly established fintech innovation factory “Credit Suisse Labs” and did therefore not stand for re-election to the Board of Directors of Credit Suisse Group.

Re-Election of the Members of the Compensation Committee
The Annual General Meeting re-elected Iris Bohnet, Andreas N. Koopmann, Jean Lanier and Kai S. Nargolwala as members of the Compensation Committee for a term of one year. Jean Lanier will serve as Chairman of the Compensation Committee for a further year.

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April 29, 2016 Page 3/4

Approval of the Compensation of the Board of Directors and the Executive Board
The Annual General Meeting adopted the proposal to approve a maximum amount of compensation for the Board of Directors of CHF 12.0 million for the period until the 2017 Annual General Meeting of Shareholders with a majority of 83.26%.

Additionally, the Annual General Meeting adopted the proposal of the Board of Directors to approve the aggregate amount of CHF 34.58 million for short-term variable compensation for the Executive Board for the 2015 financial year, with a majority of 81.48%. The Annual General Meeting also adopted the proposal to approve a maximum amount of CHF 33.0 million for the fixed compensation for the Executive Board for the period until the 2017 Annual General Meeting of Shareholders with a majority of 85.05% and approved the maximum amount of CHF 49.0 million for long-term variable compensation for the 2016 financial year, with a majority of 82.95%.

Consultative Vote on the 2015 Compensation Report
In a consultative vote, shareholders approved the 2015 Compensation Report, with a majority of 79.39%.

Statements by Urs Rohner, Chairman of the Board of Directors
Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, commented: “On behalf of the Board of Directors, I would like to thank our shareholders who participated in today’s Annual General Meeting for approving all the proposals put forward today. I am delighted to welcome Alexander Gut and Joaquin J. Ribeiro as new members of our Board of Directors. I am confident that with their vast expertise and experience in the areas of financial services and bank audit, they will both be extremely valuable additions to the Board of Directors. I also express my considerable thanks to Sebastian Thrun, who did not stand for re-election, for his valuable contribution to the Board of Directors. In his new role as Senior Advisor to our newly established Silicon Valley-based fintech venture ‘Credit Suisse Labs’, he will continue to use his in-depth technological expertise to help position Credit Suisse at the forefront of banking innovation."

Voting Results
All the voting results, together with the speeches of Urs Rohner, Chairman of the Board of Directors, and Tidjane Thiam, Chief Executive Officer, are available on the Internet in English, German and French at: www.credit-suisse.com/agm

Information
Media Relations Credit Suisse, tel. +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, tel.+41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,200 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

A “Shareholder Information − Summary Document” containing a more detailed description of the option to receive the distribution in new shares is available to shareholders of Credit Suisse Group. The conditions for the exercise of the scrip alternative, including possible

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restrictions to its availability to some Credit Suisse Group shareholders, are specified in such “Shareholder Information − Summary Document”. This media release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, securities of Credit Suisse Group, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This media release does not constitute a prospectus within the meaning of any applicable law. Eligible shareholders should make their decision to receive a cash distribution or to receive new shares of Credit Suisse Group as part of the 2016 distribution solely based on the terms and conditions of the 2016 distribution and the additional information contained in the relevant documents. This media release does not represent a recommendation to shareholders to elect to receive new shares of Credit Suisse Group as part of the 2016 distribution. Eligible shareholders are furthermore advised to consult their bank, tax or financial advisor before making any decision.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation, regulatory proceedings, and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in chapter I – Information on the company in our Annual Report 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: April 29, 2016		Director